SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       (Amendment No. 3)

                     STRATEGIA CORPORATION
     (formerly known as Dataguard Recovery Services, Inc.)
                        (Name of Issuer)


                   COMMON STOCK, NO PAR VALUE
                 (Title of Class of Securities)


                          23803N 10 0
                         (CUSIP Number)

                         John P. Snyder
                      c/o EPI Corporation
                     9707 Shelbyville Road
                  Louisville, Kentucky  40223
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                          June 29, 1996
             (Date of Event Which Requires Filing of
                         This Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



(1)  Name of reporting person                     EPI Corporation

     S.S. or I.R.S. No. of
     above person

(2)  Check the appropriate box
     if a member of a group                       (a)        X
                                                  (b)

(3)  SEC use only

(4)  Source of funds                              WC

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to Items 2(d) or 2(e)


(6)  Citizenship or place of
     organization                                 Kentucky

Number of shares beneficially
owned by each reporting person
with:
     (7)  Sole voting power                               0
     (8)  Shared voting power                     1,317,903
     (9)  Sole dispositive power                          0
     (10) Shared dispositive power                1,317,903

(11) Aggregate amount beneficially
     owned by each reporting person               1,317,903

(12) Check if the aggregate amount
     in Row (11) excludes certain shares


(13) Percent of class represented by
     amount in Row (11)                           39.9%

(14) Type of reporting person                     CO


(1)  Name of reporting person                     John P. Snyder

     S.S. or I.R.S. No. of
     above person

(2)  Check the appropriate box
     if a member of a group                       (a)        X
                                                  (b)

(3)  SEC use only

(4)  Source of funds                              PF/AF

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to Items 2(d) or 2(e)

(6)  Citizenship or place of
     organization                                 United States

Number of shares beneficially
owned by each reporting person
with:
     (7)  Sole voting power                          32,534
     (8)  Shared voting power                     1,317,903
     (9)  Sole dispositive power                     32,534
     (10) Shared dispositive power                1,317,903

(11) Aggregate amount beneficially
     owned by each reporting person               1,350,437

(12) Check if the aggregate amount
     in Row (11) excludes certain shares

(13) Percent of class represented by
     amount in Row (11)                           40.6%

(14) Type of reporting person                     IN


(1)  Name of reporting person                     Grace W. Wilkins

     S.S. or I.R.S. No. of
     above person

(2)  Check the appropriate box
     if a member of a group                       (a)        X
                                                  (b)

(3)  SEC use only

(4)  Source of funds                              PF/AF

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to Items 2(d) or 2(e)

(6)  Citizenship or place of
     organization                                 United States

Number of shares beneficially
owned by each reporting person
with:
     (7)  Sole voting power                          16,156
     (8)  Shared voting power                     1,317,903
     (9)  Sole dispositive power                     16,156
     (10) Shared dispositive power                1,317,903

(11) Aggregate amount beneficially
     owned by each reporting person               1,334,059

(12) Check if the aggregate amount
     in Row (11) excludes certain shares


(13) Percent of class represented by
     amount in Row (11)                           40.4%

(14) Type of reporting person                     IN


(1)  Name of reporting person                     James E. Buchart

     S.S. or I.R.S. No. of
     above person

(2)  Check the appropriate box
     if a member of a group                       (a)        X
                                                  (b)

(3)  SEC use only

(4)  Source of funds                              PF/AF

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to Items 2(d) or 2(e)


(6)  Citizenship or place of
     organization                                 United States

Number of shares beneficially
owned by each reporting person
with:
     (7)  Sole voting power                          79,040
     (8)  Shared voting power                     1,317,903
     (9)  Sole dispositive power                     79,040
     (10) Shared dispositive power                1,317,903

(11) Aggregate amount beneficially
     owned by each reporting person               1,396,943

(12) Check if the aggregate amount
     in Row (11) excludes certain shares                  x


(13) Percent of class represented by
     amount in Row (11)                           42.2%

(14) Type of reporting person                     IN


(1)  Name of reporting person                     Robert H. Loeffler

     S.S. or I.R.S. No. of
     above person

(2)  Check the appropriate box
     if a member of a group                       (a)        X
                                                  (b)

(3)  SEC use only

(4)  Source of funds                              PF/AF

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to Items 2(d) or 2(e)

(6)  Citizenship or place of
     organization                                 United States

Number of shares beneficially
owned by each reporting person
with:
     (7)  Sole voting power                           5,750
     (8)  Shared voting power                     1,317,903
     (9)  Sole dispositive power                      5,750
     (10) Shared dispositive power                1,317,903

(11) Aggregate amount beneficially
     owned by each reporting person               1,323,653

(12) Check if the aggregate amount
     in Row (11) excludes certain shares

(13) Percent of class represented by
     amount in Row (11)                           40.1%

(14) Type of reporting person                     IN


(1)  Name of reporting person                     Henry A. Schumpf

     S.S. or I.R.S. No. of
     above person

(2)  Check the appropriate box
     if a member of a group                       (a)        X
                                                  (b)

(3)  SEC use only

(4)  Source of funds                              PF/AF

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to Items 2(d) or 2(e)


(6)  Citizenship or place of
     organization                                 United States

Number of shares beneficially
owned by each reporting person
with:
     (7)  Sole voting power                          16,156
     (8)  Shared voting power                     1,317,903
     (9)  Sole dispositive power                     16,156
     (10) Shared dispositive power                1,317,903

(11) Aggregate amount beneficially
     owned by each reporting person               1,334,059

(12) Check if the aggregate amount
     in Row (11) excludes certain shares

(13) Percent of class represented by
     amount in Row (11)                           40.4%

(14) Type of reporting person                     IN


(1)  Name of reporting person                     Max G. Baumgardner

     S.S. or I.R.S. No. of
     above person

(2)  Check the appropriate box
     if a member of a group                       (a)        X
                                                  (b)

(3)  SEC use only

(4)  Source of funds                              PF/AF

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to Items 2(d) or 2(e)


(6)  Citizenship or place of
     organization                                 United States

Number of shares beneficially
owned by each reporting person
with:
     (7)  Sole voting power                          59,946
     (8)  Shared voting power                     1,317,903
     (9)  Sole dispositive power                     59,946
     (10) Shared dispositive power                1,317,903

(11) Aggregate amount beneficially
     owned by each reporting person               1,377,849

(12) Check if the aggregate amount
     in Row (11) excludes certain shares

(13) Percent of class represented by
     amount in Row (11)                           41.5%

(14) Type of reporting person                     IN


(1)  Name of reporting person                     J. Ben Cress

     S.S. or I.R.S. No. of
     above person

(2)  Check the appropriate box
     if a member of a group                       (a)        X
                                                  (b)

(3)  SEC use only

(4)  Source of funds                              PF/AF

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to Items 2(d) or 2(e)


(6)  Citizenship or place of
     organization                                 United States

Number of shares beneficially
owned by each reporting person
with:
     (7)  Sole voting power                               0
     (8)  Shared voting power                     1,317,903
     (9)  Sole dispositive power                          0
     (10) Shared dispositive power                1,317,903

(11) Aggregate amount beneficially
     owned by each reporting person               1,317,903

(12) Check if the aggregate amount
     in Row (11) excludes certain shares


(13) Percent of class represented by
     amount in Row (11)                           39.9%

(14) Type of reporting person                     IN


     The undersigned group hereby amends and restates its Schedule 13D dated June 4, 1993, as amended.

     Item 1.   Security and Issuer

     This statement relates to the common stock, no par value ("Common Stock") of Strategia Corporation, a Kentucky corporation (the "Company") whose name was changed from Dataguard Recovery Services, Inc. on July 29, 1996. Also on July 29, 1996, the Company effected a 1-for-2 reverse stock split (the "Reverse
Split") of its Common Stock.   Numbers of shares contained in this
filing have been adjusted to reflect the Reverse Split. The Company's principal executive offices are located at 10301 Linn Station Road, P.O. Box 37144, Louisville, Kentucky 40233.

     Item 2.   Identity and Background.

     The group of persons filing this statement consists of EPI
Corporation and the seven members of EPI's board of directors, who together own more than a majority of EPI's capital stock.

     (a)-(c)   Name, Residence or Business Address, Principal Occupation

          (1)  EPI Corporation, a Kentucky corporation
               9707 Shelbyville Road
               Louisville, Kentucky  40223
               Owner and operator of nursing homes throughout Kentucky

          (2)  John P. Snyder
               9707 Shelbyville Road
               Louisville, Kentucky  40223
               President - EPI Corporation

          (3)  Grace W. Wilkins
               3912 Ridgecrest Circle
               Crestwood, Kentucky  40014
               Director of Resident Services - EPI Corporation

          (4)  James E. Buchart
               520 Fairfield Drive
               Louisville, Kentucky  40206
               Stock Broker - J.J.B. Hilliard, W.L. Lyons, Inc.
               501 S. Fourth St.
               Louisville, Kentucky  40202

          (5)  Robert H. Loeffler
               229 Sequoya Road
               Louisville, Kentucky  40207
               Retired

          (6)  Henry A. Schumpf
               1605 Burchett Drive
               Lebanon, Tennessee  37087
               Vice President and General Manager
               Fortune Plastics of Tenn., Inc.
               310 Hartmann Drive
               Lebanon, Tennessee  37087

          (7)  Max G. Baumgardner
               45 Breckinridge Square
               Louisville, Kentucky
               Corporate Pilot
               D&E Equipment Company
               Bowman Field Airport
               Louisville, Kentucky  40220

          (8)  J. Ben Cress
               3400 Winchester Road
               Louisville, Kentucky  40207
               Commissioner - Jefferson County Circuit Court
               General Counsel - EPI Corporation
               9707 Shelbyville Road
               Louisville, Kentucky  40223

     (d) During the last five years, neither EPI, nor any of its directors or executive officers listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither EPI, nor any of its directors or executive officers was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of EPI's directors is a citizen of the United States.

     Item 3.   Source And Amount Of Funds Or Other Consideration.

     The following table sets forth information with respect to acquisitions of the Company's shares of Common Stock (the "Shares") and securities convertible into Shares by the reporting persons since April 1, 1996.


Date      Name           No. of Shares/Class            Consideration
5/16/96   EPI            8,000 (Common)                 Renewal of loan to the
                                                        Company(1)

6/30/96   EPI            4,744 (Preferred)(2)           Dividend Payment(3)


6/30/96   EPI            4,744 (Warrant to purchase
                               Common)                  Dividend Payment(3)

6/30/96   EPI            15,000 (Preferred)(2)          Preferred Stock Exchange(4)

6/30/96   EPI            15,000 (Warrant to purchase
                              Common)                   Preferred Stock Exchange(4)

6/30/96   EPI            7,421 (Preferred)(2)           Loan Payment(5)

6/30/96   EPI            7,421 (Warrants to purchase
                              Common)                   Loan Payment(5)

6/30/96   Baumgardner    288 (Preferred)(2)             Dividend Payment(3)

6/30/96   Baumgardner    288 (Warrants to purchase
                              Common)                   Dividend Payment(3)

6/30/96   Baumgardner    2,500 (Preferred)(2)           Preferred Stock Exchange(4)

6/30/96   Baumgardner    2,500 (Warrants to purchase
                               Common)                  Preferred Stock Exchange(4)

6/30/96   Snyder         288 (Preferred)(2)             Dividend Payment(3)

6/30/96   Snyder         288 (Warrants to purchase
                             Common)                    Dividend Payment(3)

6/30/96   Snyder         2,500 (Preferred)(2)           Preferred Stock Exchange(4)

6/30/96   Snyder         2,500 (Warrants to purchase
                               Common)                  Preferred Stock Exchange(4)

6/30/96   Buchart        288 (Preferred)(2)             Dividend Payment(3)

6/30/96   Buchart        288 (Warrants to purchase
                             Common)                    Dividend Payment(3)

6/30/96   Buchart        2,500 (Preferred)(2)           Preferred Stock Exchange(4)

6/30/96   Buchart        2,500 (Warrants to purchase
                               Common)                  Preferred Stock Exchange(4)

7/10/96   EPI            8,000 (Common)                 Renewal of loan to the
                                                        Company(1)

8/7/96    EPI            1,000 (Common)                 Open market purchase at
                                                        $5.00 per share

8/16/96   EPI            1,000 (Common)                 Open market purchase at
                                                        $5.00 per share

8/20/96   EPI            1,000 (Common)                 Open market purchase at
                                                        $5.00 per share

8/23/96   EPI            1,000 (Common)                 Open market purchase at
                                                        $5.375 per share

9/30/96   EPI            126,106 (Warrant to purchase
                                 Common)                Private Placement(6)

9/30/96   Baumgardner    8,753 (Warrant to purchase
                               Common)                  Private Placement(6)

9/30/96   Snyder         5,097 (Warrant to purchase
                               Common)                  Private Placement(6)

9/30/96   Wilkins        1,828 (Warrant to purchase
                               Common)                  Private Placement(6)

9/30/96   Schumpf        1,828 (Warrant to purchase
                               Common)                  Private Placement(6)

10/7/96   EPI            8,000 (Common)                 Renewal of loan to the
                                                        Company(1)


     (1)Renewal of loan by EPI to the Company.  See Item 6 --
Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

     (2)Each of these share of Series AA Preferred Stock ("Series
AA Preferred") is convertible into 4 shares of Common Stock.


     (3)On June 30, 1996, the Company issued one share of Series AA Preferred and a warrant to purchase one share of Common Stock ("New Preferred Warrant") to holders of Series A Preferred Stock ("Series A Preferred") in payment of each $10.00 of accrued, unpaid dividends payable on the Series A Preferred.

     (4)On June 30, 1996, the Company issued one share of Series AA Preferred and one New Preferred Warrant in exchange for each share of Series A Preferred outstanding as of June 30, 1996 and the warrant to purchase one share of Common Stock that was originally issued with each Series A Preferred share. Each share of Series A Preferred was convertible into four shares of Common Stock.

     (5)On June 30, 1996, the Company issued one share of Series AA Preferred and a New Preferred Warrant in payment of each $10.00 in outstanding principal and interest due on loans made in 1985 by founding shareholders.

     (6)In September and October 1996, the Company issued a total of 500,000 units ("Units") comprised of one share of Common Stock and a warrant to purchase one share of Common Stock at a price of $3.75 per share in a private placement. The offering price was $2.50 per Unit.

     Item 4.   Purpose of Transaction.

     EPI was one of the original group of investors providing initial financing to the Company shortly after the Company's organization on September 26, 1984. Since its original investment, EPI has held and, to the best knowledge of the Company, continues to hold, the largest beneficial ownership interest of any shareholder of the Company. John P. Snyder, Chairman and President, a director, and the largest shareholder of EPI, has served as a director of the Company since November 1984.

     At the present time, but subject to EPI's continuing evaluation of the factors noted below, EPI and its directors intend to retain their Shares of the Company's capital stock. Whether EPI or individual EPI directors purchase additional Shares of the Company's stock, and the amount and timing of any such purchases, will depend on their continuing assessment of pertinent factors, including without limitation, the following: (i) the Company's financial condition, prospects, and needs for additional financing in connection with its computer services business, (ii) the availability of other sources of financing for the Company at reasonable rates, (iii) the market price of Shares, (iv) EPI's business and prospects, (v) the personal financial condition of each of the EPI directors, (vi) other business and investment opportunities available to EPI and its directors, (vii) general economic and industry conditions, (viii) stock market and money market conditions, (ix) the availability and nature of opportunities to dispose of their investment in Company Securities, and (x) other plans and commitments of EPI and its directors.

     Mr. Snyder, EPI's Chairman and President, currently is one of the Company's four directors and serves as the Company's Secretary. The Company has no present plans to seek additional positions on the Company's board of directors, as presently constituted. However, EPI may consider seeking one or more additional positions on the Company's board of directors in the future, should the number of the Company's directors be increased.

     Except as stated above, neither EPI nor, to the best knowledge of EPI, any of the executive officers or directors of EPI, has any plans or proposals which will relate to or would result in: (i) the acquisition by any person of additional securities of the Company other than in connection with the proposed public offering of Shares and warrants to purchase Shares and certain other related transactions described in the registration statement relating to the present public offering of the Company's securities (Reg. No. 33-14055) or with respect to the matters described under Item 6 -- Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer, or the disposition of securities of the Company, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (iii) a sale or transfer of material amount of the assets of the Company, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than the possible addition of one or more independent directors, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's articles of incorporation, bylaws or other actions that may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above. EPI may formulate plans or proposals with respect to one or more of the foregoing in the future.

     Item 5.   Interest In Securities Of The Issuer.

     EPI Corporation and its directors beneficially own a total of 1,527,485 Shares, representing 45.5% of the outstanding Shares.
The beneficial ownership and voting and investment power of each member of the group is set forth below.

     1.   EPI Corporation

          (a)  EPI beneficially owns 1,317,903 Shares,
               representing 39.9% of the outstanding Shares, which total number of Shares includes 1,055,972 Shares owned of record by EPI, 108,660 Shares issuable upon the conversion of 27,165 shares of Series AA Preferred and 153,271 Shares issuable upon the exercise of warrants.

          (b) EPI's board of directors, listed below, shares voting and investment power with respect to the 1,317,903 Shares beneficially owed by EPI.

          (c)  See Item 3 above.

          (d) The power to direct the receipt of dividends from, or the proceeds from the sale of Shares held by EPI Corporation is held exclusively by EPI's board of directors.

          (e)  Not applicable.

     2.   John P. Snyder

          (a) Mr. Snyder beneficially owns 1,350,437 Shares, representing 40.6% of the Company's outstanding Shares which total includes 10,997 Shares held of record by Mr. Snyder, 1,317,903 Shares beneficially owned by EPI, 2,500 Shares subject to currently exercisable options, 11,152 Shares issuable upon the conversion of 2,788 shares of Series AA Preferred, and 7,885 Shares issuable upon the exercise of warrants.

          (b) Mr. Snyder has sole voting and sole dispositive power with respect to 32,534 Shares, consisting of 10,997 Shares held of record by him, 2,500 Shares subject to currently exercisable stock options, 11,152 Shares issuable upon the conversion of 2,788 shares of Series AA Preferred, and 7,885 Shares issuable upon exercise of warrants. Mr. Snyder shares voting and investment power with respect to the 1,317,903 Shares beneficially owned by EPI, of which he is President, a director, and the largest shareholder.

          (c)  See EPI's response to Item 5(c).

          (d)  Not applicable.

          (e)  Not applicable.

     3.   Grace W. Wilkins

          (a) Ms. Wilkins beneficially owns 1,334,059 Shares, representing 40.4% of the Company's outstanding Shares, which total includes 14,328 Shares held of record by her, 1,317,903 Shares beneficially owned by EPI and 1,828 Shares issuable upon the exercise of warrants.

          (b) Ms. Wilkins has sole voting and sole dispositive power with respect to 16,156 Shares, consisting of 14,328 Shares held of record by her and 1,828 Shares issuable upon the exercise of warrants. As a director of EPI, Ms. Wilkins shares voting and investment power with respect to the 1,317,903 Shares beneficially owned by EPI.

          (c)  See EPI's response to Item 5(c).

          (d)  Not applicable.

          (e)  Not applicable.

     4.   James E. Buchart

          (a) Mr. Buchart beneficially owns 1,396,943 Shares, representing 42.2% of the Company's outstanding
               Shares which total includes 63,700 Shares held of record by him, 1,400 Shares held by him as custodian for his daughter, 1,317,903 Shares beneficially held by EPI, 11,152 Shares issuable upon the conversion of 2,788 shares of Series AA
               Preferred, and 2,788 Shares issuable upon the exercise of warrants. In addition, Mr. Buchart's wife owns 700 Shares individually and 400 Shares as custodian for her daughters (Mr. Buchart's step-daughters). Mr. Buchart disclaims beneficial ownership of the Shares owned by his wife.

          (b) Mr. Buchart has sole voting and sole dispositive power with respect to 79,040 Shares, consisting of 63,700 Shares held of record by him, 1,400 Shares held as custodian for his daughter, 11,152 Shares issuable upon the conversion of 2,788 shares of Series AA Preferred, and 2,788 Shares issuable upon the exercise of warrants. As a director of EPI, Mr. Buchart shares voting and investment power with respect to the 1,317,903 Shares beneficially owned by EPI. Mr. Buchart has no voting or dispositive power with respect to the 1,100 Shares held or controlled by his wife.

          (c)  See EPI's response to Item 5(c).

          (d)  Not applicable.

          (e)  Not applicable.

     5.   Robert H. Loeffler

          (a) Mr. Loeffler beneficially owns 1,323,653 Shares representing 40.1% of the Company's outstanding Shares, which total includes 750 Shares held of record by him, 5,000 Shares held by him as trustee for his son, and 1,317,903 Shares beneficially owned by EPI.

          (b) Mr. Loeffler has sole voting and sole dispositive power with respect to 5,750 Shares of which 750 are held of record by him and 5,000 are held as trustee for his son. As a director of EPI, Mr. Loeffler shares voting and investment power with respect to the 1,317,903 Shares beneficially owned by EPI.

          (c)  See EPI's response to Item 5(c).

          (d)  Not applicable.

          (e)  Not applicable.

     6.   Henry A. Schumpf

          (a) Mr. Schumpf beneficially owns 1,334,059 Shares, representing 40.3% of the Company's outstanding Shares, which total includes 14,328 Shares held of record by him, 1,317,903 Shares beneficially owned by EPI, and 1,828 Shares issuable upon the exercise of warrants.

          (b) Mr. Schumpf has sole voting and sole dispositive power with respect to 16,156 Shares, consisting of 14,328 Shares held of record by him and 1,828 Shares issuable upon the exercise of warrants. As a director of EPI, Mr. Schumpf shares voting and investment power with respect to the 1,317,903 Shares beneficially owned by EPI.

          (c)  See EPI's response to Item 5(c).

          (d)  Not applicable.

          (e)  Not applicable.

     7.   Max G. Baumgardner

          (a) Mr. Baumgardner beneficially owns 1,377,849 Shares representing 41.5% of the Company's outstanding Shares, which total includes 37,253 Shares held of record by him, 11,152 Shares issuable upon the conversion of 2,788 shares of Series AA Preferred, 11,541 Shares issuable upon the exercise of warrants and 1,317,903 Shares beneficially owned by EPI.

          (b) Mr. Baumgardner has sole voting and sole dispositive power with respect to 59,946 Shares, which total includes 37,253 Shares held of record by him, 11,152 Shares issuable upon the conversion of 2,788 shares of Series AA Preferred, and 11,541 Shares issuable upon the exercise of a warrant. As a director of EPI, Mr. Baumgardner shares voting and investment power with respect to the 1,317,903 Shares beneficially owned by EPI.

          (c)  See EPI's response to Item 5(c).

          (d)  Not applicable.

          (e)  Not applicable.

     8.   J. Ben Cress

          (a) Mr. Cress beneficially owns 1,317,903 Shares, representing 39.9% of the Company's outstanding
               Shares, all of which are beneficially owned by EPI.

          (b) As a director of EPI, Mr. Cress shares voting and investment power with respect to 1,317,903 Shares beneficially owned by EPI.

          (c)  See EPI's response to Item 5(c).

          (d)  Not applicable.

          (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described below, there are no contracts, arrangements, understandings or relationships among the members of the group or between them and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, giving or withholding proxies.

     On July 13, 1992, EPI made a $300,000 loan to the Company to finance the Company's purchase of certain equipment to be installed in the Company's new computer center. On January 17, 1995, EPI extended an additional $500,000 in credit under the loan to assist in financing the Company's purchase of certain assets of Societe Twinsys, SA, a French disaster recovery company. The loan bears interest at an annual rate of 1.5% above the "prime rate" as published in The Wall Street Journal. The current interest rate is 9.75%. The term of the loan is 90 days, and the loan has been renewed for additional 90-day terms through January 5, 1997. The Company granted a second mortgage on its real estate to EPI Corporation to secure the loan. The preexisting first mortgage is held by a commercial bank. The Company also issued 15,000 shares of Common Stock to EPI Corporation when the loan was originally made in 1992, and has issued 1,000 shares of Common Stock per $100,000 outstanding principal balance of the loan upon each renewal of the loan for an additional 90-day term.

     Under the terms of the Company's 1988 Stock Option Plan, John
P. Snyder automatically receives an option to purchase 500 Shares on May 15th of each year he serves as a nonemployee director of the Company. The exercise price for options granted to nonemployee directors is the fair market value of the Shares on the date of grant, and options for approximately one-third of the shares subject to each option grant become exercisable on May 15th of each of the first three years following grant. Options granted to nonemployee directors have a term of ten years.

     Item 7.   Material to be Filed as Exhibits.

     (a) Security Agreement dated July 13, 1992 as amended January 17, 1995 between the Company and EPI Corporation is incorporated by reference to Exhibit 10.11 to the Company's 1994 10-KSB.

     (b)  Second Mortgage dated July 13, 1992 as amended January
          17, 1995 between the Company and EPI Corporation is incorporated by reference to Exhibit 10.12 to the Company's 1994 10-KSB.

     (c) Promissory Note due January 5, 1997 between the Company and EPI Corporation is incorporated by reference to
          Exhibit 10.2 to the Company's 10-QSB/A filed November 19,
          1996.

     (d) Form of Stock Purchase Warrant Agreement between the Company and certain investors (including EPI Corporation and John P. Snyder) is incorporated by reference to
          Exhibit 10.5 to the Company's 10-QSB/A filed November 19,
          1996.

     (e)  1988 Stock Option Plan is incorporated by reference to
          Exhibit 10.7 to the Company's 1994 10-KSB.


                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


EPI CORPORATION


By /s/ John P. Snyder                   /s/ Robert H. Loeffler
   John P. Snyder, President            Robert H. Loeffler

Date:  December 12, 1996                Date: December 12, 1996


/s/ John P. Snyder                      /s/ Henry A. Schumpf
John P. Snyder                          Henry Schumpf

Date:  December 12, 1996                Date:  December 12, 1996


/s/ Grace W. Wilkins                    /s/ Max G. Baumgardner
Grace W. Wilkins                        Max G. Baumgardner

Date:  December 12, 1996                Date:  December 12, 1996


/s/ James E. Buchart                    /s/ J. Ben Cress
James E. Buchart                        J. Ben Cress

Date:  December 12, 1996                Date:  December 12, 1996